The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 26, 2024

VIA EDGAR TRANSMISSION

Daniel Greenspan
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Mr. Greenspan:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 318 to its Registration Statement on Form N-1A. PEA No. 318 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on February 15, 2024. The sole purpose of PEA No. 318 was to register a new series of the Company, the WPG Partners Select Hedged Fund (the “Fund”).

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to staff comments, and file updated exhibits to the Registration Statement.  As a point of information, the definitive Prospectus and Statement of Additional Information for the Fund will be included as part of the Registration Statement for a suite of mutual funds advised by Boston Partners Global Investors, Inc., the investment adviser of the Fund.

For your convenience, each comment made by the staff has been reproduced in bold typeface immediately followed by the Company’s response.  Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 318. The Company confirms that the responses to staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

PROSPECTUS
SUMMARY SECTION – Expenses and Fees
1. Staff Comment: Please bold the second sentence of this section.

Response: The Company will make the requested change.

2. Staff Comment: Please add a footnote stating that the “other expenses” line item entry is estimated for the current fiscal year.

Response: The Company will make the requested change.

3. Staff Comment: Please confirm whether the “Expenses and Fees” table should be adjusted to include a line item entry for acquired fund fees and expenses (“AFFE”).

Response: The Company supplementally confirms that the Fund does not expect to incur AFFE in an amount equal to or in excess of 0.01% of the Fund’s average net assets during its initial year of investment operations, and as such no further disclosure is required.

SUMMARY SECTION – Summary of Principal Investment Strategies
4. Staff Comment: The fifth sentence of the first paragraph states that the Fund invests in “securities principally traded in the United States markets” while the first sentence of the third paragraph states that the Fund invests in “equity securities of U.S. companies.” Please revise to avoid ambiguities in the types of securities in which the Fund invests.

Response: The Company will replace “equity securities of U.S. companies” as noted in the comment above with “equity securities traded in the United States markets.”

5. Staff Comment: The second sentence of the second paragraph states that one of the criteria used in evaluating possible investments by the Fund is “momentum.” Please provide additional disclosure on how the Adviser defines momentum when selecting portfolio securities.

Response: The Company supplementally confirms that the second paragraph under the “SUMMARY SECTION – Summary of Principal Investment Strategies” section will be deleted, and replaced with the following:

“The Adviser uses a value approach to select the Fund’s long and short investments. Using this investment style, the Adviser seeks securities selling at substantial differences from their underlying values and then holds these securities until the market values reflect what the Adviser believes to be their intrinsic values. The Adviser employs a bottom-up strategy. The Adviser then uses both qualitative and quantitative methods to assess a security’s potential value. The Fund’s portfolio manager and research team meet with a multitude of companies annually to identify companies with increasing returns on capital in their core businesses which are selling at attractive valuations.

Factors the Adviser looks for in selecting long investments include (without limitation):
• Increasing returns on invested capital;
•	Companies who have demonstrated an ability to generate high return on invested capital;
• Companies which provide solid cash flows with appropriate capital;
•	Potential catalysts such as new products, cyclical upturns and changes in management; and
•	Low market valuations relative to earnings forecast, book value, cash flow and sales.

Factors the Adviser looks for in selecting short investments include (without limitation):
• Decreasing returns on invested capital;
•	Companies persistently generating low returns on investment, well below their cost of capital;
• Companies with persistently negative cash flows; and
•	Potential catalysts such as declining growth rates, margin compression, and capital structure deterioration.”

6. Staff Comment: If the Fund will be investing in master limited partnerships (“MLPs”) as a principal investment strategy then please add corresponding disclosure.

Response: The Company supplementally confirms that the Fund will not be investing in MLPs as a principal investment strategy and as such no further disclosure is required.

7. Staff Comment: If the Fund will be investing in emerging markets securities as a principal investment strategy then please add corresponding disclosure.

Response: The Company supplementally confirms that the Fund will not be investing in emerging markets securities as a principal investment strategy.

SUMMARY SECTION – Summary of Principal Risks
8. Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENTS AND RISKS – Additional Information About the Fund’s Principal Investments and Risks
9. Staff Comment: Please consider whether expanded disclosure of the Fund’s principal investment strategies should be added per with Item 9(b) of Form N-1A.

Response: The Company believes that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A. The Company does not always include two separate versions: an Item 4(a) summarized version and an Item 9(b) expanded version. Instead, the Company may choose to provide all required information in the section entitled “SUMMARY SECTION – Principal Investment Strategies” without repeating it the statutory section of the Prospectus. The Company believes that the information included in response to Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  General Instruction C(3)(c)(i) of Form N-1A notes that other than in response to Items 2 through 8, a fund may group the response to any Item in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the fund. The Company further notes that General Instruction C(3)(a) of Form N-1A states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This presentation is also consistent with the Company's previous disclosure of this information and is followed by other funds in the industry. Accordingly, the Company respectfully declines to add additional Item 9(b) disclosure.

10. Staff Comment: Please ensure that the risk factors listed in response to Item 9(c) of Form N-1A are consistent with the risk factors listed in Item 4(b)(1)(i) of Form N-1A.

Response: The Company will revise the risk factors listed in response to Item 4(b)(1)(i) and the risk factors listed in response to Item 9(c), as appropriate, to ensure consistency.

STATEMENT OF ADDITIONAL INFORMATION
INVESTMENT LIMITATIONS
11. Staff Comment: Please add the phrase “or group of industries” in the 7th Investment Limitation.

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	William Butterly, Boston Partners Global Investors, Inc. Steven Plump, The RBB Fund, Inc. Jillian Bosmann, Faegre Drinker Biddle & Reath LLP